UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer
Date: March 28, 2011

For immediate release
March 28, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586
Announcement Concerning the Establishment of
Manufacturing Subsidiary in Thailand
     Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan) announces that it has established a manufacturing subsidiary in Thailand. The subsidiary will start manufacturing in the fiscal 2012.
     The world demands for power tools are rapidly recovering from the stagnation after the Lehman Shock. In addition, it is expected that the demands from emerging countries in Asia and other regions will continue strong. Makita’s consolidated net sales for the year ending March 31, 2011 are also heading for recovery, and we expect the sales will increase by 8.6% compared to the previous year to 267 billion yen.
     Currently Makita has nine manufacturing plants in the world: two in Japan, another two in China, and one each in the United States, U.K., Romania, Brazil and Germany. In Asian region the first Chinese plant started operations in 1995 and today these two plants in China have become core production sites for Makita. By establishing the second production center in Asia, where the demands will further increase, we will reduce the production lead time mainly for Southeast Asian countries, and still the more strengthen our production structure to flexibly and quickly respond to demands.
     The details of the Thai manufacturing subsidiary are as follows.

1.	Company name:	Makita Manufacturing (Thailand) Co., Ltd.
2.	Capital:	800 million baht (Approximately JPY2.2 billion)
3.	Form of investment:	100% by Makita Corporation
4.	Location:	Sri Racha, Chonburi Province, Thailand
5.	Establishment:	March 24, 2011
6.	Commencement of plant construction:
June 2011 (Scheduled)
7.	Commencement of production:
July 2012 (Scheduled)
8.	Number of local personnel:
Approximately 300 (Scheduled)
9.	Lines of business:	Production of power tools and gardening equipment (From processing of motors and other parts to assembly)
10.	Land area for the plant:	Approximately 106,000 m2
11.	Floor area of the plant:	Approximately 30,000 m2 (Scheduled)
12.	Planned production:	50 thousand units per month (Scheduled)